Vertiv Holdings Co

1050 Dearborn Drive

Columbus, Ohio 43085

December 21, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Thomas Jones; Jay Ingram

Re:	Vertiv Holdings Co

Registration Statement on Form S-3

Filed November 22, 2021

File No. 333-261268

Dear Mr. Jones and Mr. Ingram:

This letter sets forth the response of Vertiv Holdings Co (the “Company,” “we,” “our” and “us”) to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 6, 2021 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-3 filed with the Commission on November 22, 2021 (“Registration Statement”).

For your convenience, we have reproduced the Staff’s comment exactly as set forth in the Comment Letter in bold and italics below, and set forth below such comment is the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-3

General

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Please tell us how you have complied, or intend to comply, with the requirements of Rules 3-05 and 11-01 of Regulation S-X as they relate to your acquisition of E&I which was consummated on November 1, 2021. Alternatively, provide us with your calculations supporting a conclusion that you are not required to provide the information in this Form S-3.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have evaluated the significance of the E&I Acquisition, which was completed on November 1, 2021. Specifically, the Company applied the criteria of Rule 3-05, which outlines whether and when historical financial statements are required for businesses acquired or to be acquired. The Company measured the significance level of the E&I Acquisition relative to the registrant using each of the income test, the asset test and the investment test set forth in Rule 1-02(w) of Regulation S-X and determined that the E&I Acquisition was not significant at a level of 20% or greater under each test. Therefore, the Company has determined that the financial statements for the E&I Acquisition are not required pursuant to Rule 3-05(b)(2) of Regulation S-X, and as a result pro forma information under Rule 11-01 are also not required.

Please see below for a summary of the calculations under each of the significance tests.

Does the registrant’s investments in and advances to the acquired subsidiary exceed 20% of the registrant’s aggregate worldwide market value of voting and non-voting common equity for the last five trading days of the most recently completed month ending prior to the earlier of: (i) the registrant’s announcement date or (ii) the agreement date of acquisition or disposition? [Investment Test]

The Company measured the significance of the E&I Acquisition using the investment test by comparing the aggregate consideration of the E&I Acquisition of approximately $1.84 billion against the aggregate worldwide market value of voting and non-voting common equity of the Company and its subsidiaries as of the last five trading days of August, 2021 (the most recently completed month ending prior to the registrant’s announcement date on September 8, 2021) of approximately $9.91 billion. These amounts represent 18.5% under the investment test and thus Company determined the E&I Acquisition is not significant at a level of 20% or greater under that test.

Does the registrant’s share of total assets of the acquired subsidiary exceed 20% of the registrant’s total assets for the most recently completed fiscal year? [Asset Test]

The Company measured the significance of the E&I Acquisition using the asset test by comparing the consolidated total assets as of December 31, 2020 of E&I of $255.3 million against the total assets of the Company and its consolidated subsidiaries as of December 31, 2020 of approximately $5.1 billion. These amounts represent 5% under the asset test and thus the Company determined that the E&I Acquisition is not significant at a level of 20% or greater under that test.

Does the acquired subsidiary’s (i) income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exceed 20% of such income for the registrant for the most recently completed fiscal year and (ii) consolidated total revenue exceed 20% of such revenue for the registrant for the most recently completed fiscal year? [Income Test]

The Company measured the significance of the E&I Acquisition using the income test by comparing E&I’s revenue in 2020 of $443.7 million against the Company’s revenue in 2020 of approximately $4.4 billion. These amounts represent 10.2% under the revenue component income test and determined that the E&I Acquisition is not significant at a level of 20% or greater under that test. Because the E&I Acquisition was not significant at a level of 20% or greater based on the revenue component of the income test, the Company did not measure the significance of the E&I Acquisition using the net income component of the income test.

* * * * *

Please direct any questions or comments regarding this correspondence to our counsel, David J. Miller of Latham & Watkins LLP, at (737) 910-7363.

Very truly yours,

Vertiv Holdings Co

By:	/s/ Stephanie L. Gill
Name:	Stephanie L. Gill
Title:	Chief Legal Counsel and Corporate Secretary

cc: David J. Miller, Latham & Watkins LLP

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